Realizing the Potential of Plasma‐Derived Therapies  Investor Relations Day, Covington, GA 15th November 2019 Julie Kim President, Plasma‐Derived Therapies Business Unit (PDT BU)

IMPORTANT NOTICE For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this presentation. This  presentation (including any oral briefing and any question‐and‐answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or  otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to  registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This presentation is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information  purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this presentation, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our”  are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. 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For more information on these  and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20‐F and Takeda’s other reports filed with the U.S. Securities and Exchange  Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec‐filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward‐ looking statements. Persons receiving this presentation should not rely unduly on any forward‐looking statements. Takeda undertakes no obligation to update any of the forward‐looking statements contained in this presentation or any other forward‐looking statements it  may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this presentation may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results. Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a  solicitation, promotion or advertisement for any prescription drugs including the ones under development. Financial information Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).  The revenue of Shire plc (“Shire”), which were presently, presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), have been conformed to IFRS, without material difference. The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition  of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition. This presentation includes certain pro forma information giving effect to the Shire acquisition as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S‐X. This pro forma information is presented for  illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the Shire acquisition had actually happened as of April 1, 2018. Moreover, this pro forma  information gives effect to certain transactions and other events which are not directly attributable to the Shire acquisition and/or which happened subsequently to the Shire acquisition, such as divestitures and the effects of the purchase price allocation for the Shire  acquisition, and therefore may not accurately reflect the effect on our financial condition and results of operations if the Shire acquisition had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included  herein. 1

Thank you to the Georgia BioScience Training Center Front  Entrance Room 139 Room 125 Room 124 Back Entrance 2

Agenda PDT Overview Julie Kim, President, PDT BU Lunch buffet PDT R&D Overview Christopher Morabito, Head, R&D, PDT Covington Site Introduction Carlos Soto, Covington Site Head Q&A Sue Brown, Head, Global BioLife Operations Julie Kim, President, PDT BU Christopher Morabito, Head, R&D, PDT Adrian Murphy, Head of Plasma Operating Unit, Global Manufacturing & Supply Costa Saroukos, Chief Financial Officer Carlos Soto, Covington Site Head Close Julie Kim, President, PDT BU Training Center & Covington Site tour 3

Introducing Takeda’s Plasma‐Derived Therapies  Business Julie Kim President, Plasma‐Derived Therapies Business Unit

Plasma‐derived therapies are critical, life‐saving medicines, relied upon  by thousands of people worldwide with rare and complex diseases Lynayah’s Family I probably wouldn’t have lived to see six months, which  is why my family and I are eternally grateful for you.  Your time, and your donation helped save my life. Lynayah & Family Pawel It’s not always easy but, to reach the top, you  must go uphill. March 2019 5

Plasma presents a unique opportunity 1 2 3 4 5 Plasma is a durable  business with  Products have  Indication  Not subject to  Probability of  Market  lifecycle  expansion patent cliffs success for  demand  compelling growth  spanning  continues R&D is  continues to  opportunity… decades generally high grow steadily …AND HAS DISTINCT ASPECTS It can take more than       Plasma is collected from  7 months to produce  Capital‐intensive  human donations ‐ plasma‐derived  manufacturing process scarce supply therapies 6

Demand for key plasma‐derived therapies has been  continuously increasing and expected to grow Worldwide demand for plasma‐derived therapies is  This trend is primarily driven by:  expected to increase each year 30 Greater awareness and increasing rates of  diagnosis 4 Other 25 +6% 2 Blood Factors 20 3 Albumin 6 Growing access in emerging markets 3 2 15 3 5 3 10 IG New indications in both immune deficiencies  17 and immune‐mediated diseases 11 5 9 0 Innovation in formulations and delivery  2015 2018 2023 systems Global plasma market ($B), 2015‐23 Source: Berman. Plasma Fractionation: The Challenge of Keeping Pace with Global IG Demand / MRB, Evaluate Pharma, PDT Analysis / Chapel H, et al. Front Immunol 2014 Dec 15;5:627. / News release: Shire Launches Paediatric Indication for Immunodeficiency Treatment HyQvia in  7 Europe. 21 July 2016. / News release. Shire Announces FDA Approval for Label Expansion of CINRYZE® for Prevention of Attacks in Pediatric HAE / Jones, et al. Frontiers in Immunology 2018;9:1308.

And plasma still has significant untapped therapeutic potential

Multiple factors influence plasma protein metabolism and effects in individuals


Health
Plasma protein metabolism & effect
Season
Age

By advancing our understanding of plasma proteins, we can:

- Predict how different patients metabolize plasma proteins, and drive individualization of therapy
- Investigate strategies that allow the plasma protein to more precisely target disease or remain in the body longer
- Extend the benefits of plasma-derived therapies across our portfolio



Source: Ignjatovic V, et al. PLoS One. 2011;6:e17213. / Kakisaka T, et al. J Chromatogr B Analyt Technol Biomed Life Sci. 2007;852:257-267. / Cambras T, et al. Chronobiol Int. 2017;34:1248-1258.

8

Takeda is now organized – and uniquely positioned ‐ to realize the  full potential of plasma‐derived therapies PLASMA‐DERIVED THERAPIES >20 DEDICATED BUSINESS UNIT PLASMA‐DERIVED THERAPIES Top 3 plasma company, investing to grow RARE DISEASE LEADER  PLASMA‐ 8  Deep understanding of  FOCUSED MANUFACTURING  patient’s needs R&D Team SITES GLOBAL PHARMA SCALE &  EXPERTISE 140+ PLASMA Capabilities in digital technology,  COLLECTION CENTERS  data analytics, patient insights 13,000 EMPLOYEES 75+ YEAR worldwide, focused on  pioneer legacy in plasma  plasma business 9 Source: Evaluate Pharma, PDT Analysis. / Takeda internal data

We are building on a long and successful history of bringing innovative  therapies to patients Hyland 1941 1952 1960 1968 1994 1996 2005 2006 2010 2013 2015 2016 2019 Albumin First commercial  Albumin Only FVIII facilitated  IG with up to 1/month  infusions PLASMA‐VAC First commercial FVIII  concentrate  First time Only plasma allowed SCIG with  to be separated First flexible 60ml/60min  from whole Albumin First  infusions blood for packaging ready‐to‐use  storage A1AT 10 Source: Baxter: https://www.baxter.com/our‐story/our‐history / https://www.genengnews.com/news/shire‐baxalta‐complete‐32b‐merger/

We’ve established a dedicated business unit to steer our path, bring  focus and harness our end‐to‐end plasma capabilities Donors Plasma Strategy & Operations Commercial Strategy Hospitals &  & Sales Patients Plasma Sourcing Manufacturing BioLife RESEARCH & DEVELOPMENT 11

Our PDT BU leadership team draws on, and brings together, Takeda's extensive plasma experience and broader expertise across our business



Julie Kim
Head of Plasma-Derived Therapies BU



Ingrid Hofström
Executive Assistant



Emi Psachoulia
Chief of Staff



Sue Brown
Plasma Sourcing (BioLife)



Christopher Morabito
R&D



Michael Shires
Strategy



Shady AbouZahra
Operations



Annick Deschoolmeester
HR



Ramy Riad
Finance



Luana Banu
Public Affairs



Deborah Hibbett
Communications



Adrian Murphy
Manufacturing



Barbara Glantschnig
Quality



Thomas Kreil
Pathogen Safety



Kasha Witkos
Commercial



Paula Leca
Legal



Gabriele Ricci
IT



Linda Peralta
Ethics & Compliance



Charlie Alexander
Business Development

140 +
combined years of plasma experience

19
team members

11
nationalities

♀ **60%** Female
♂ **40%** Male

12

Our Ambition Build a respected,  We have a singular, dedicated plasma focus and strategy sustainable plasma  Responsibility for end‐to‐end plasma business business that reimagines  the industry to best serve  Dedicated R&D organization and budget   patients worldwide We also benefit from the support of a global, values‐based  biopharmaceutical company Long‐term view with commitment to invest as plasma is a  key growth driver for Takeda Access to Takeda’s broader resources, capabilities and  expertise, particularly R&D and manufacturing 13 |  Title  |  DD/MM/YY  |  Confidential ‐ for internal use only 13

Our strategy and targeted investments extend across the entire  value chain PLASMA SOURCING MANUFACTURING COMMERCIALIZATION  RESEARCH & DEVELOPMENT 14

PLASMA SOURCING MANUFACTURING COMMERCIALIZATION  RESEARCH & DEVELOPMENT 15

BioLife, part of Takeda's Plasma-Derived Therapies Business Unit, is an industry leader in the sourcing of high-quality plasma

Takeda

Broad global footprint

- 140+ collection centers across four countries
- Plasma sourced externally from eight countries
- Three dedicated screening labs



Recognized expertise

- Trained medical staff at each center
- Dedicated quality, regulatory and medical employees
- Recognized safety and quality expertise, industry-leading standards

Fully compliant with requirements from: PPTA Plasma Protein Therapeutics Association; FDA U.S. FOOD & DRUG ADMINISTRATION; EUROPEAN MEDICINES AGENCY SCIENCE MEDICINES HEALTH

16 Source: Takeda internal data. / MRB. The plasma protein market in the United States by company, 2018. / Bain & Co. Plasma donor survey 2015. / Takeda. Plasma-Derived Therapeutics. Pathogen Safety Monograph.

Our BioLife centers offer an exceptional donor experience Efficiency & convenience central to our  approach • Repeat donors spend just ~1 hour at the center • Appointment‐based process with digital scheduling Staff committed to the well‐being of our donors Modern, high quality facilities, with  free Wi‐Fi and supervised children's playroom  in certain centers Facilities designed for donor comfort  and regulatory compliance 17

We are accelerating the rate of plasma collection and incrementally  increasing overall volume through third parties and acquisition We are building momentum…. Increased plasma volumes by approximately 20% in 2018 Expanded European presence from 7 to 30 collection centers within past 12 months Completed 5 acquisitions in the past 12 months in US, Austria, Hungary and Czechia We are accelerating  Plan on opening  a total of 19 additional new collection centers in fiscal year 2019 growth with the goal of  increasing plasma supply by Leveraging third party supply through long‐term contracts Participating in contract agreements with governments >65%  We will continue to focus on operational excellence over the next 5 years  Open collection sites faster Increase speed to peak collection volumes Create efficiency via new models and approaches 18 Source: Takeda internal data.

We are further enhancing and digitalizing facilities and services  to meet growing needs for the future Improving the donor experience and  Attracting new donors in the community improving cost‐per‐liter through  omnichannel engagement Reaching new donors Increasing community engagement Mobile  Website App Donor Scheduling Information Payment 19 FOR INTERNAL USE ONLY19

PLASMA SOURCING MANUFACTURING COMMERCIALIZATION  RESEARCH & DEVELOPMENT 20

We have a world‐leading plasma‐derived therapies manufacturing  network in which we continue to significantly invest Covington, GA 8 STRATEGIC LOCATIONS Sanquin, NL Vienna, Austria plus four strategic partners, allowing  Round Lake, IL Narita, Japan independent yet inter‐related  Lessines, Belgium manufacturing operations Pisa, Italy Halozyme, CA INNOVATION MINDSET Rieti, Italy Los Angeles, CA digitalization and constant drive for  Baxter BioPharma, IN excellence to accelerate supply to patients Kamada, Israel CONTINUED CAPACITY EXPANSION to increase production of our portfolio to  meet market growth while driving  efficiencies CONTINUALLY INVESTING in state‐of‐the‐art facilities that meet  the highest quality standards Takeda Mfg. 21 External Mfg.

The global network builds on the strengths of each location while  leveraging operational excellence across the sites  Mass Capture, Fractionation Los Angeles, USA Rieti, Italy Vienna, Austria Sanquin, NL Covington, USA Downstream Processing Lessines, Belgium Covington, USA Round Lake, USA Pisa, Italy Vienna, Austria 22

We're increasing production capacity by accelerating investment, while  further enhancing our quality standards Investing in manufacturing capacity Continually investing in technologies and processes to maximize yield Higher yield, lower cost fractionation techniques We plan to increase our  Analytics, automation and digitization to optimize network  manufacturing capacity within  Optimizing plasma efficiency through the value chain  our existing network by Downstream optimization within broader Takeda manufacturing  network  >65%  Capacity Expansion: 2018 – 2023 (projected) over the next 5 years  >65% 2018 2023 23

Takeda has world-class safety capabilities and an unsurpassed reputation in both plasma donation and pathogen safety

Donation safety standards

Strict donation criteria and screening at each visit	Donation frequency management system	Strong inspection record	Plasma screening, inventory hold and look back procedure

Every plasma donation screened for HIV, hepatitis A, B & C, parvo B19

Pathogen safety standards

BioSafety Level 3+ Lab	Process sciences	Virology	Publication / presentation
Purpose-built, state-of-the-art biocontainment laboratory	Qualified models of all bioprocessing steps	Classical & molecular virology expertise and capability	Strong track record

Dedicated virology expertise and capabilities

40+ highly trained staff

>50% with specialized education

>200 years post-graduate experience



24

PLASMA SOURCING MANUFACTURING COMMERCIALIZATION  RESEARCH & DEVELOPMENT 25

Our broad and differentiated portfolio of plasma‐derived therapies  treats rare and complex diseases worldwide ATIII 26 For illustrative purposes only, geographies and products do not correspond

Our two SCIG brands complement each other and address different patient needs

	Cuvitru [Human Normal Immunoglobulin, 20% for subcutaneous administration]	HyQvia Human Normal Immunoglobulin (10%) Recombinant Human Hyaluronidase
Key Features	• Well tolerated • Limited volumes (up to 60ml per site) through frequent infusions • Ease of use/preparation • 2 or 4 infusion sites/needles	• Similar efficacy to IVIG and IV-like administration features • High volumes (up to 600ml per site) and monthly infusions (every 3-4 weeks) • Improved Bioavailability vs cSCIG • 1 or 2 infusion sites/needles
Indications	• PID and SID*	• PID, SID* • CIDP (regulatory approval decision expected in 2023)
For patients who prefer	• Fast, regular infusions • Daily to biweekly • Home setting	• Less frequency, high volume • Monthly to biweekly • Home or hospital setting



Source: Borte, et al., Clin Exp Immunol. 2017 Jan;187(1):146-159. (doi: 10.1111/cei.12866) / Suez, et al., J Clin Immunol. 2016 Oct;36(7):700-12. (doi: 10.1007/s10875-016-0327-9) / CUVITRU SmPC. / Wasserman RL, et.al, J Allergy Clin Immunol. 2012 Oct;130(4):951-7. (doi: 10.1016/j.jaci.2012.06.021) / HyQvia SmPC. / Wasserman RL, et al., J Clin Immunol. 2016 Aug;36(6):571-582. (doi: 10.1007/s10875-016-0298-x) / Clinical trials.gov with published study completion Dec 31 2021

*SID not approved in the US. Only select SIDs are approved for the above-mentioned products: chronic lymphocytic leukemia, multiple myeloma and hematopoietic stem cell transplantation.

27

Currently, global supply is not keeping up with demand for  IG therapies STRONG & CONTINUED IG DEMAND The Global Polyvalent IG Market (IVIG/SCIG) IG is increasingly recognized for its diverse  from 2000 to 2016, with Projected Global Demand Through 2024 therapeutic value, and is expected to grow in  Millions of grams approved indications for a range of diseases 300 Actual 250 Estimate MARKED BY SCIG GROWTH RATE 200 SCIG market continues to drive IG growth  at CAGR of 20% 150 100 15% 30% 50 $12B $20B 0 (2019) (2025) 2000 2003 2005 2008 2010 2012 2014 2016 2018 2020 2022 2024 Source: The Marketing Research Bureau, Inc. (Orange, CT) 85% 70% IVIG SCIG Source: 2016 WW MRB Report, 2017 US MRB Report / Berman. Plasma Fractionation: The Challenge of Keeping Pace with Global IG Demand / Chapel H, et al. Front Immunol 2014 Dec 15;5:627. / Jones G, et al. Front Immunol. 2018 Jul 2;9:1308. / PPTA. The PPTA vision on the  28 plasma protein therapies sector for the next decade in Europe. 10 April 2014

Takeda’s commitment during times of supply‐demand imbalance is  to focus on sustainable patient care Consider the global  Support for those  Focus on existing Partner to explore  community with highest need to  patients first and  and implement  gain treatment responsibly pursue  policies and practices  new opportunities that enable  sustainable supply 29

Our goal is to continue to bring personalized, innovative, lifelong  care to as many people as possible throughout the patient journey Diagnosis Access Partnership with large hospital  Sustainable pricing systems in the US to leverage  Dedicated access support electronic medical records Patient assistance programs Co‐chairing the Global Commission  to End the Diagnostic Odyssey for  Broad portfolio of products Children with Rare Disease Awareness campaigns Diagnostic test kits Personalized Care & Support Enhanced patient services  Nurse training to support new patients Devices and delivery systems 30

We anticipate significant growth opportunities across our portfolio

		Example Takeda products	Takeda revenue (OY, 2018)	Global plasma market size (OY, 2018)
Last Liter	Immunoglobulin	GAMMAGARD LIQUID / Kiovig, Cuvitru, HyQvia, kenketu glovenin-I	~2,870	~12,500
Last Liter	Albumin	Flexbumin, HUMANALBUMIN, KENKETU ALBUMIN, KENKETU ALBUMINATE	~580	~5,000
First Liter	Hemophilia products	HEMOFIL M, FEIBA, IMMUNINE, IMMUNATE	~890	~2,800
First Liter	Other products	Aralast NP, Glassia [Alpha1-Proteinase Inhibitor (Human)], CINRYZE, Ceprotin, Prothromplex NF 600, KENKETU NONTHRON, Antithrombin III	~660	~3,700
		Total	~5,000*	~24,000

*2018 revenue is a pro-forma which adds Legacy Shire's 9 month (April – December 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences and converted to JPY using FY2018 actual rate for the period. 2018 revenue also includes product sales of Nihon Pharmaceutical products, Takeda's consolidated subsidiary.

31

Source: MRB; EvaluatePharma; Takeda internal data

And we are embarking on a trajectory to improve overall Plasma‐ Derived Therapies business performance Key Growth & Margin Drivers for PDT Key Financial Aspiration for PDT* • Focused sustainable, value‐based commercial  Annual revenues strategies, including tenders (CAGR) Mid to high  single digit • Process efficiencies across the network • Capacity increase across collections and  manufacturing CAPEX (% of Revenue) • R&D investments across portfolio  Mid single digit * The “Key Financial Aspirations” listed above represent Takeda’s goals in the long‐term for the PDT business as of the date hereof and are based on certain assumptions. Actual Amounts/results may differ materially and are subject to a number of risks and 32 uncertainties. See “Note Regarding Forward Looking Statements” on Page 1 of this presentation.

Key takeaways 132 At Takeda, plasma is a  Our goal is to  Our broad and  long‐term strategic  accelerate growth in  differentiated portfolio  focus, led by a  capacity by >65% over  brings personalized,  dedicated business  the next 5 years to  innovative, lifelong  unit investing to grow  bring additional and  care and underlines our  across the value chain  improved therapies to  credentials for  and leveraging Takeda  more people around  reimagining the  capabilities the world  industry  33

A New Dedicated Focus on Innovative, Sustainable  Solutions for Plasma‐Derived Therapies Christopher Morabito, M.D. Head of R&D, Plasma‐Derived Therapies

PDT R&D’s credentials and infrastructure are well‐established  Partobulin Albumin (Austria, Health  Ministry Approval)  1941 1952 1968 1968 1986 1994 1998 1999 2001 2002 2005 2006 2008 2010 2013 2016 Tetabulin Antithrombin III (Canada, Health  Ministry  Endobulin S/D Approval) Partobulin S/D Pathogen  Pharmaceutical Pilot Labs  Safety Science Global Center of  Strong team  Within Vienna, Los  Excellence for  connected across  Angeles, Georgia and  Pathogen Safety the value chain Lessines sites 35

Our independence brings focus on plasma and is bolstered by  access to broader R&D capabilities and resources  Focused entirely on plasma‐derived therapies  Lean and agile team PDT Based in Cambridge, MA and Vienna, Austria R&D Separate R&D prioritization Dedicated budget Global R&D Common Takeda values, patient‐focused vision Common governance Shared resources (e.g. Medical Affairs, Safety, Quality) These links strengthen Takeda R&D’s modality mix, now the broadest among the Top 10 global biopharmaceutical companies 36

The PDT R&D Leadership Team is well-integrated and brings deep and diverse functional expertise

Takeda



Christopher Morabito MD
R&D Head
Boston, MA



Catherine Parham MD
Program Leadership
Boston, MA



Rory Bukofzer
Program Leadership
Boston, MA



Leman Yel MD
Clinical Medicine
Boston, MA



Chris Tremblay
R&D Operations
Boston, MA



Bagirath Gangadharan PhD
Translational Research
Vienna, Austria



Andreas Liebminger PhD
Pharmaceutical Sciences & Devices
Vienna, Austria/Boston, MA



Sascha Haverfield DPhil
Regulatory Affairs & Development Operations
Boston, MA



Geoffrey Pot PhD
Global Manufacturing External Supply & Plasma Innovation
Lessines, Belgium



Gabriele Ricci
Digital Technologies
Boston, MA



William Standaert
Legal
Zurich, Switzerland



Cara Laurello
Ethics and Compliance
Boston, MA



Ambreen Landa
Human Resources
Boston, MA



Pritesh Patel
Finance
Boston, MA



Julia Ellwanger
Communications
Bannockburn, IL

37 Flag = country of origin

We are driving a culture of innovation through two R&D engines   Research/Early Development                          Late Development Translational  Integrated Pharmaceutical  Care Solutions  Sciences Translational Research Pharm Sci and Devices Early Development Innovation Engine Late Development Innovation Engine Generate new and improved therapeutics by: Improve health outcomes by: Investigational new drug candidates Diagnostic efficiencies Mechanisms of action Expanded data and devices to support effectiveness Responder populations Point of Care services and drug delivery services New process development Data‐driven guidelines for acute and chronic management 38

PDT R&D Strategy Maximize the therapeutic  Realize full potential of in‐line First and Last Liter products value of plasma‐derived  Expanded indications and benefit‐risk datasets therapies for patients with  Device‐driven solutions for diagnosis, management,  rare and complex diseases  and long‐term follow‐up through innovation across  Global expansion the product life cycle New formulations Optimize efficiencies of plasma‐derived therapy production Pharmaceutical science support for manufacturing Identify and develop new plasma‐derived therapies New targeted therapies for diverse therapeutic areas 39

We are prioritizing near‐term late development… RESEARCH / NON‐CLINICAL DEVELOPMENT LATE DEVELOPMENT CUVITRU  HYQVIA  HYQVIA Halozyme Halozyme Wearable Device US ‐ Pediatric PID  EU ‐ Pediatric PID HYQVIA  HYQVIA ‐ HyHub  Halozyme Flextronics Chronic inflammatory demyelinating  Delivery Device polyneuropathy (CIDP) HYQVIA CINRYZE Geographic expansion Geographic expansion IMMUNOLOGY CUVITRU GLASSIA  Kamada Immunogenicity/ bronchioalveolar  Geographic expansion lavage FEIBA Volume reduction HEMATOLOGY 40

… while enabling discovery of next generation therapeutics

Takeda

	RESEARCH / NON-CLINICAL DEVELOPMENT		LATE DEVELOPMENT	
IMMUNOLOGY	**CUVITRU** Wearable Device	**TAK 881** **Facilitated 20% SC IgG** ***Halozyme*** Primary Immunodeficiency (PID)	**HYQVIA** ***Halozyme*** US - Pediatric PID	**HYQVIA** ***Halozyme*** EU - Pediatric PID
	TAK 880 **Low IgA-IgG (IV)** Primary Immunodeficiency	**Alpha-1 Antitrypsin (A1AT)** Next generation formulations	**HYQVIA** ***Halozyme*** Chronic inflammatory demyelinating polyneuropathy (CIDP)	**HYQVIA - HyHub** ***Flextronics*** Delivery Device
	Hyper-Immune IG Infectious disease		**HYQVIA** Geographic expansion	**CINRYZE** Geographic expansion
	CINRYZE Ex-HAE indications TBD		**CUVITRU** Geographic expansion	**GLASSIA** ***Kamada*** Immunogenicity/ bronchioalveolar lavage
			GLASSIA ***Kamada*** A1ATD-emphysema*	**CUVITRU** Japan - PID (FPI Q4 2019)
HEMATOLOGY	**PROTHROMPLEX TOTAL** Device and formulation	**Butyryl Cholinesterase** Organophosphate poisoning	**PROTHROMPLEX TOTAL** US - Drug-induced bleeding**	**FEIBA** Volume reduction
			CEPROTIN Geographic expansion	

*Subject to regulatory approval
**Pending FDA Pre-IND consultation and future acceptance of an IND

Programs and projects added since Day 1 (red outline)

41

Over the next 3 years, we plan to allocate resources to  research and early development Estimated % of  PDT R&D spend for  FY2023 Distribution of PDT  R&D spend for FY2019 60% ~70% of resources will  be allocated to improving  in‐line products and  production efficiencies 95% 10% Optimizing value of in‐line products 30% Plasma production efficiencies 5% 0% New plasma‐derived therapies  42

Our goal is to realize the full potential of in‐line first and last  liter products Estimated % of  PDT R&D spend for  FY2023 Expanded indications and  benefit‐risk datasets 60% Device‐driven solutions for  diagnosis, management,  and long‐term follow‐up Global expansion New formulations 10% Optimizing value of in‐line products 30% Plasma production efficiencies New plasma‐derived therapies  43

Immunoglobulins provide the scaffold for PDT innovation

Takeda

Current State

- Exploring efficacy and safety of HYQVIA in patients with neuro-immune diseases (e.g. CIDP)
- Ongoing delivery device development

Opportunities

- Indications: New neuro-immunology and secondary immunodeficiencies (SID) programs**
- Geographic expansion: CUVITRU-Japan first patient to be enrolled in Q4 FY 2019
- Integrated care solutions:
  - Advance point of care diagnosis of primary immunodeficiency (PID)
  - New delivery and eHealth devices
- Develop f-20% SCIG

US & EU IgG use by indication*



SID
PID and other immunology
Other
4%
SID
15%
PID
26%
ITP
9%
Other
Immuno
8%
Other
Neuro
13%
CIDP
19%
GBS
2%
MMN
4%
Autoimmune
Diseases

Source: Bain Study (US&EU), Volumes, Estimates based on internal calculations on EU Country Data
*Not all indications are approved for a Takeda product
**Subject to regulatory approval

44

Facilitated 20% SCIG has the potential to provide further  value to patients who require higher volume administrations Pig model, sequentially administered recombinant human hyaluronidase (rHuPH20) and 20% IgG (CUVITRU)* Pre Injection Post Injection Next Day 400 Control + Ig rHuPH20 + Ig 300 Control + Ig ****p = <0.0001 200 (mmHg ± SEM)  100 Mean In‐Line Pressure rHuPH20 + Ig 0 0 500 1000 1500 2000 Time (Sec) Significantly decreased induration and infusion pressure and induration,  and improved cutaneous blood flow * In collaboration with Halozyme 45 Sequentially administered rHuPH20 and CUVITRU is for investigational use only

PROTHROMPLEX TOTAL can be developed to treat a variety  of bleeding disorders Changing Treatment Paradigm (EU Total Prescriptions) 37% 31% 53% 45% Current State 70% 62% Many different mechanisms used for prophylactic and surgical anti‐ coagulant therapy 63% 69% 47% 55% PROTHROMPLEX TOTAL use is limited to Vitamin K antagonists  30% 38% associated bleeding ex‐US 2014 2015 2016 2017 2018 2019 Vitamin K Antagonists Source: IMS/IQVIA (Q12019) Opportunities Direct Inhibitors (FX & FII) Geographic expansion into the US* Broaden indication to include treatment of multiple types of drug‐ induced bleeding  Improved use via new formulations and device 46 *Pending FDA Pre‐IND consultation and future acceptance of an IND; Investigational use, subject to regulatory approval

ARALAST & GLASSIA provide opportunities to improve outcomes in patients with alpha-1 antitrypsin deficiency (A1ATD)

Takeda

Current State

- ➔ Current standard of care does not adequately treat A1ATD

Opportunities

- ➔ New clinical study to assess the efficacy of a higher dose of GLASSIA in patient with emphysema related to A1ATD
- ➔ Next generation A1AT*: formulation, delivery and management devices
- ➔ Explore A1AT as acute phase reactant

Healthcare Resource Utilization in A1ATD-Emphysema


Mean Number
Of Events Per Year
15
10
5
0
2.0
1.24
3.93
2.19
8.48
4.56
0.70
0.37
10.12
5.57
Emphysema
Chronic Bronchitis
COPD
Bronchiectasis
Exacerbations
Severe A1ATD
Non-severe A1ATD

Source: Herrera et al (2019) Chest annual meeting

*Investigational use, subject to regulatory approval

47

Investigational A1AT‐replacement formulations may  offer additional value to patients* Short term Mid term In Vivo Model Highly purified post‐ Protein Modification PK parameters for a modified A1AT  fractionations site‐specific modification leading to  have been assessed in vivo Statistically significant improvement of  pdA1AT‐precursor an extended t1/2 PK parameters for modified A1AT  compared to Aralast Concentration Purification of A1AT by ultra filtration potentially  by ion‐exchange chromatography leading to an extended t1/2 Formulation Development Evaluate SC administration Device Development Potential to add incremental value for patients 48 *Subject to regulatory approval

We are optimizing efficiencies of plasma‐derived therapy  production Estimated % of  PDT R&D spend for  FY2023 Optimizing value of in‐line products Plasma production efficiencies 60% New plasma‐derived therapies  10% Pharmaceutical science  support for manufacturing 30% 49

We are further improving manufacturing efficiencies  to increase yield High yield high throughput initiatives will improve  delivery of last liter products to patients globally A new high yield & high throughput process: Process development to shorten IgG  upstream and total albumin cycle times Capture of purification waste to isolate  proteins for possible new development Potential  Significantly  benefit of  reduced  higher yield  COGS with  and increased positive ROI capacity 50

We are identifying and developing new plasma‐derived  therapies Estimated % of  PDT R&D spend for  FY2023 Optimizing value of in‐line products Plasma production efficiencies 60% New plasma‐derived therapies  10% 30% New targeted therapies for  diverse therapeutic areas 51

We believe there is a tremendous amount of untapped  potential in plasma proteins Homeostasis >3000 plasma proteins control balance,  some with health promoting  effects and other with disease associated  effects Disease Generally, PDTs have been developed  to replace functional deficiencies in health  promoting proteins Treatment strategies Biopharmaceuticals We believe PDTs, alone or  Plasma  Combination derived therapies in combination, can be developed to  therapies Recombinant (PDTs) proteins, gene mAB, siRNA PDTs mAB, siRNA address acute and chronic diseases therapy 52

We are well-positioned to create near-term and sustainable growth

Takeda

TARGET APPROVAL FY →	NEAR TERM CATALYSTS: FY19 – FY22	NEAR TERM CATALYSTS: FY23 – FY24	SUSTAINED GROWTH: FY25 AND BEYOND	SUSTAINED GROWTH: FY25 AND BEYOND (Platforms)
IMMUNOLOGY	**HYQVIA** ***Halozyme*** Chronic inflammatory demyelinating polyneuropahty (CIDP)	**CUVITRU** Japan PID (FPI Q4 2019)	**GLASSIA** ***Kamada*** A1ATD-emphysema*	HYPERIMMUNE IGx GENERATION
IMMUNOLOGY	**GLASSIA** ***Kamada*** Immunogenicity/bronchioalveolar lavage	**HYQVIA** ***Halozyme*** EU Pediatric PID	**CINRYZE** Ex-HAE indications TBD	ACUTE PHASE REACTANTS
IMMUNOLOGY	**HYQVIA - HyHub** ***Flextronics*** Delivery Device	**TAK 880** **Low IgA-IgG (IV)** Primary Immunodeficiency	**CINRYZE** Geographic expansion	NEUROIMMUNOLOGY/OTHER AUTOIMMUNE
IMMUNOLOGY	**HYQVIA** Geographic expansion	**HYQVIA** ***Halozyme*** US Pediatric PID	**Hyper-Immune IG** Infectious disease	PLASMA-DRUG COMBINATIONS
IMMUNOLOGY	**CUVITRU** Geographic expansion	**CUVITRU** Wearable Device	**Alpha-1 Antitrypsin (A1AT)** Next generation formulations	INTEGRATED CARE: DEVICES AND DIAGNOSTICS
IMMUNOLOGY		**TAK 881 Facilitated 20% SC IgG** ***Halozyme*** Primary Immunodeficiency (PID)		PLASMA PROTEOMICS for BIOMARKERS and NEW DRUG DISCOVERY
HEMATOLOGY	**CEPROTIN** Geographic expansion	**PROTHROMPLEX TOTAL** Device and formulation	**PROTHROMPLEX TOTAL** US - Drug-induced bleeding **	
HEMATOLOGY	**FEIBA** Volume reduction	**Butyryl Cholinesterase** Organophosphate poisoning		

Legend: Clinical-stage assets | Platforms

*Subject to regulatory approval
**Pending FDA Pre-IND consultation and future acceptance of an IND

53

Treatment paradigms of rare and complex diseases are dynamic  and we are innovating continuously Uncertainties  PDT Innovation Deepening understanding of underlying  Directed most appropriate uses of PDTs mechanisms of diseases and co‐morbidities With Takeda Global R&D, investigate plasma‐drug  combinations Evolution of Fc‐ and Fc‐Receptor approaches  Focus on primary and secondary immunodeficiencies (including anti‐FcRn) Identify IG responders in specific auto‐immune  Gene therapies and RNAi for specific diseases diseases Develop PDTs in conjunction with gene therapies  and RNAi (e.g. A1ATD‐liver disease) Perception of lack of plasma product  Integrated care solutions will help to expand  differentiation therapeutic values and differentiate Takeda products New formulations may offer new approaches for  patients 54

Key takeaways for Plasma‐Derived Therapies R&D 132 Dedicated PDT R&D  Poised to deliver near‐ Committed to creating  organization focused on  term value by  long‐term value by  – and investing in – optimizing our in‐line  unlocking the full  reimagining plasma,  portfolio and  potential of plasma to  while leveraging  improving efficiencies  develop innovative,  Takeda’s broader R&D  throughout the value  integrated solutions  resources and  chain that meaningfully  capabilities benefit patients globally 55

Introducing our Covington Manufacturing Facility Carlos Soto Covington Site Head 56

This was our starting place in October 2012 57

Our vision and plans for Covington enable us to serve more  patients as we continue to ramp up our operations Increases capacity for Investment of Manufacturing  Takeda will employ  $1 BILLION+ campus covers  ~1,500 EMPLOYEES  PLASMA‐DERIVED  2 THERAPIES 1 MILLION+ FT in Georgia at full ramp up 2012 2014 2016 2018 2020 Commissioning,  FDA license &  Ramp up to full  Construction Qualification &  commercial  production Validation production start  58

This is how our site looks today ‐ November 2019 59

Our current footprint allows for further expansion

Today, we manufacture these therapies from plasma proteins GAMMAGARD Liquid FLEXBUMIN 61

Our facility is vertically integrated

Takeda

Fully integrated end-to-end production site

Plasma testing	Fractionation	Purification	Filling	Packaging
BioLife PLASMA SERVICES				

- ~1000 employees today / ramp up plan in place
- Site includes already approved BioLife testing and storage facility

Flexible design for future expansion



Fractionation capacity, million liters
Original design basis
~3
Current "optimized" capacity
>4
Expansion potential with added investment
10+



62

Video of Covington Manufacturing Facility 63

Creating impact together Through a dedicated plasma  business unit, we will reimagine  the plasma industry and uncover  the full potential of plasma‐ derived therapies to benefit  patients worldwide 64

65

Sue Brown Julie Kim Christopher  Adrian Murphy Costa Saroukos Carlos Soto Head, Global  President, PDT BU Morabito Head of Plasma  Chief Financial Officer Covington Site Head BioLife Operations Head R&D, PDT Operating Unit,  Global Manufacturing  & Supply 66